PharmD Live Corporation

Independent Accountant Review Report

January 1, 2020 through December 31, 2020

Table of Contents

Khaled Salem II, CPA
801 S Financial Pl, 2712
Chicago IL, 60605
IL CPA License 065.052110

Salem
Certified Public Accountants, LLC

March 22, 2021
CPA Letter of Review
PharmD Live Corporation

To Whom it May Concern,

The purpose of this letter is to provide a third-party review of the 2020 financial statements of PharmD Live Corporation, client, given by an independent CPA. All opinions are given beyond a reasonable doubt based on the information provided to the CPA. CPA is not liable for any matters, including but not limited to, decisions of lending, accuracy of reporting, or incomplete data, and serves only the purpose of providing an opinion on the materials in scope.

Scope

We have reviewed the accompanying 2020 financial statements provided by PharmD Live Corporation. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management Responsibility

Management is responsible for the preparation and fair presentation of the financial statements and for designing, implementing, and maintaining methodology relevant to the preparation and fair presentation of profit and loss financials.

CPA's Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the presented financials. We believe that the results of our procedures provide a reasonable basis for our report.

Limited Assurance

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying 2020 financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Khaled Salem II, CPA
065.052110

PharmD Live Corporation
Balance Sheet
As of December 31, 2020

Assets

Current Assets

Prepaid Asssets	$	-
Inventory	$	-
Cash	$	-
Total Current Assets	$	-
Total Assets	**$**	**-**

Liabilities

Current Liabilities

Account Payable	$	**215,000.00**
Loan Commitment	$	-
Total Current Liabilities	$	215,000.00
Total Liabilities	**$**	**215,000.00**

Equity

Retained Earnings	$	**(98,202.80)**
Net Income (Loss)	$	**(123,322.19)**
Owners Equity	$	**6,525.00**
Total Equity	**$**	**(215,000.00)**
Total Liabilities & Equity	**$**	**-**

PharmD Live Corporation
Statement of Income and Expense
January 1, 2020 Through December 31, 2020

Income		Total
Sales	$	-
Total Revenue	**$**	**-**
Expenses		
Cloud Software	$	6,805.60
Consulting - Training	$	12,000.00
Database	$	15,602.98
Design	$	119.40
HR Services	$	407.00
Legal Services	$	56,088.00
Marketing	$	1,790.80
Marketing Tools	$	437.06
Software	$	6,959.85
Software - Sales	$	1,672.84
Software Development Services	$	16,083.66
Software Development	$	5,355.00
Total Expenses	**$**	**123,322.19**
Net Income	**$**	**(123,322.19)**

PharmD Live Corporation
Statement of Cash Flows
January 1, 2020 Through December 31, 2020

Cashflow from Operations

Net Income (Loss)	$	(123,322.19)
Total Cashflows from Operations	**$**	**(123,322.19)**

Cashflows from Investing

Increase (Decrease) in Investments	$	123,322.19
Total Cashflows from Investing	**$**	**123,322.19**

Cashflows from Finaning

Increase (Decrease) in Financing		
Total Cashflows from Financing		

Year Cashflows	$	(0.00)
Cashflow for As of December 31, 2020	**$**	**(0.00)**

PharmD Live Corporation
Statement of Owners Equity
January 1, 2020 Through December 31, 2020

		TOTAL
Owners Equity at Januray 1, 2020	$	**6,525.00**
Add		
Owners Capital Contributions $		123,322.19
Net Changes in Assets		
Net Income		
Subtotal	$	123,322.19
Deduct		
Net Loss $		(123,322.19)
Subtotal	$	6,525.00
Owners Equity at December 31, 2020	$	**6,525.00**

PharmD Live Corporation
Notes to the Financial Statement
Year Ended December 31, 2020

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) CORPORATION AND PURPOSE
PharmD Live Corporation (the Company) was incorporated in Delaware on April 12, 2019. The Company partners with physicians, accountable care organizations, post-acute care facilities and hospitals to deliver turnkey care management, including chronic care management services, to Medicare and Medicaid beneficiaries. The Company's board-certified pharmacists utilize their innovative, HIPAA-compliant software solution to improve clinical and financial outcomes for end users. The Company operates on a December 31st year-end.

(B) BASIS OF ACCOUNTING
The accounting method used by the Company is the accrual basis of accounting. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

(C) CASH AND CASH EQUIVALENTS
For the purpose of the statements of cash flows, the Company considers currency on hand, demand deposits and money market funds as cash. Cash equivalents would consist of highly liquid debt instruments purchased with maturities of three months or less. Cash accounts are maintained primarily in one commercial bank, insured by the FDIC for an aggregate of up to $250,000.

(D) FIXED ASSETS
Property and equipment purchased by the Company are recorded at cost. Depreciation is recorded over the estimated useful life of the asset using the straight-line method, usually ranging from three to twenty years. For the fiscal year ended 12/31/2020, no PP&E were purchased. Additions and major replacements or betterments are added to the asset cost when applicable. Maintenance and repair cost and minor replacements are charged to expense as incurred.

(E) USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(F) RISK AND UNCERTAINTIES
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

(2) ACCOUNTS RECEIVABLE

The accounts receivable are considered current and fully collectible by the management of the Company and accordingly, an allowance for doubtful accounts has not been recorded.

(3) INCOME TAXES

The Company believes that its income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves, or related accrual for interest and penalties for uncertain income tax positions at December 31, 2020. The Company is subject to franchise and income tax filing requirements in the States of Delaware

(4) CONCENTRATION OF CREDIT RISK

The Company's cash is held by United Bank in Washington DC. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) for amounts up to $250,000. As of December 31, 2020, the Company's operating bank accounts were fully insured.

(5) EQUITY BASED COMPENSATION

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

(6) EQUITY

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), consisting of shares of Class A Common Stock, $0.007 par value per share. No par value has been received as of June 26, 2020. As of December 31, 2019, 8,925,000 shares have been issued and are outstanding as follows:

- 7,050,000 shares granted at 0 value to founders
- 210,000 shares granted to terminated employees
- 1,665,000 shares granted to current employees

*As of June 26, 2020, an additional 1,000,000 shares have been reserved for WeFunder investments.

(7) SUBSEQUENT EVENTS

In preparing this financial statement, the company has evaluated events and transactions for potential recognition and disclosures through December 2020, the date the financial statements was available to be issued. No subsequent events have occurred since financial statements were issued.